Mail Stop 6010

January 17, 2008

William A. Carter, M.D.
Chief Executive Officer
Hemispherx Biopharma, Inc.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

Re: Hemispherx Biopharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 001-13441

Dear Dr. Carter:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director